Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

11 March 2013

PRIMA BIOMED TO PRESENT AT ISBIOTECH ANNUAL MEETING

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) announces that its Vice President of Manufacturing, Marta Schilling, will present at the 3rd annual meeting of the International Society for BioProcess Technology (ISBioTech) to be held in Rosslyn, Virginia.

“The Challenges of Harmonizing cGMP Manufacturing Across Multiple CMOs on Different Continents” will be delivered at 10:30am (local time) on March 13, 2013. Ms. Schilling will present on the challenges of harmonizing manufacturing for personalized immunocellular products in multiple facilities in different regions. She will also review Prima’s accomplishments in the successful implementation of harmonized manufacturing among the Company’s three CVac manufacturing facilities in Australia, the USA, and Germany.

Ms. Schilling: “I am pleased to have been given the opportunity to present at the ISBioTech conference. There is significant industry interest in Prima’s operational, logistical, and technical accomplishments to support the consistent global manufacture of a product like CVac.”

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889